UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 12 )*

                            nStor Technologies, Inc.
                            ________________________
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         ______________________________
                         (Title of Class of Securities)

                                   67018N 10 8
                                 ______________
                                 (CUSIP Number)


                                Mr. H. Irwin Levy
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (561) 641-3100
            _________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2004
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP No. 67018N 10 8                                         Page 2 of 6 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------

           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

           H. Irwin Levy
---------- ---------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
    2
                                                             (b) [X]
---------- ---------------------------------------------------------------------

           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------

           SOURCE OF FUNDS*
    4
           PF
---------- ---------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
   5

---------- ---------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           U.S.A.
---------- ---------------------------------------------------------------------

                                  SOLE VOTING POWER
                            7
       Number of                  21,053,656
         Shares           ------- ----------------------------------------------
      Beneficially
        Owned by                  SHARED VOTING POWER
          Each              8
       Reporting                  4,001,000
         Person           ------- ----------------------------------------------
          With
                                  SOLE DISPOSITIVE POWER
                            9
                                  21,053,656
                          ------- ----------------------------------------------

                                  SHARED DISPOSITIVE POWER
                            10
                                  4,001,000
---------- ---------------------------------------------------------------------

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           25,054,656
---------- ---------------------------------------------------------------------

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES* [ ]

---------- ---------------------------------------------------------------------

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           15.0%
---------- ---------------------------------------------------------------------

           TYPE OF REPORTING PERSON*
   14
           IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
                                                               Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6190 Corte Del Cedro, Carlsbad, California 92009.

Item 2. Identity and Background.

     (a)  Name: H. Irwin Levy

     (b)  Business address: 100 Century Boulevard West Palm Beach, Florida 33417

     (c)  Present principal occupation:

Mr. Levy is a private investor. He currently serves as the Chairman of the Board of Directors of the Company and several other corporations including MLL Corp. ( ("MLL", through which he beneficially owns 2,894,573 shares of the Company's Common Stock) and Hilcoast Development Corp. ("Hilcoast", through which he beneficially owns 2,639,784 shares of the Company's Common Stock).

     (d)  Criminal Proceedings:

During the past five (5) years, Mr. Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Proceedings:

During the past five (5) years, Mr. Levy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The transactions reported by Mr. Levy in Item 5(c) were in the form of (i) the grant of an option to purchase 700,000 shares of the Company's Common Stock,
(ii) the expiration of an unexercised warrant to purchase 125,000 shares of the Company's Common Stock held by Hilcoast, (iii) the conversion of a $200,000 convertible promissory note, including accrued interest of $10,000, into 723,313 shares of the Company's Common Stock, (iv) the issuance of a $175,000 convertible promissory note, which is convertible into 218,750 shares of the Company's Common Stock, (v) the exercisability of options to purchase 20,000 shares of the Company's Common Stock, (vi) the expiration of an unexercised warrant to purchase 200,000 shares of the Company's Common Stock, and (vii) the expiration of an unexercised warrant to purchase 187,500 shares of the Company's Common Stock held by Mr. Levy.

Item 4. Purpose of Transaction.

Purpose of the acquisition of the securities of the Company: Investment

     (a) The reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, the reporting person reviews from time to time the performance of all of his investments, including, but not limited to the securities of the Company and may in the future acquire or dispose of additional securities of the Company.

     (b)  None.
     (c)  None.
     (d)  None.
     (e)  None.
     (f)  None.
     (g)  None.
     (h)  None.
     (i)  None.
     (j)  None.

Item 5. Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

     (a) Mr. Levy is currently the beneficial owner of 25,054,656 shares of the Company's Common Stock representing 15.0% of the Company's Common Stock. Of these, (i) 18,001,549 shares are held directly by Mr. Levy, including 4,000,000 shares owned by Mr. Levy's spouse and 1,000 shares owned jointly with Mr. Levy's spouse; (ii) 2,894,573 shares are held by MLL Corp., a Florida corporation, of which Mr. Levy is the majority shareholder ("MLL"); (iii) 2,639,784 shares are held by Hilcoast Development Corp., a Delaware corporation, of which Mr. Levy is the majority shareholder ("Hilcoast"); (iv) 400,000 shares of Common Stock are issuable upon the conversion of currently exercisable warrants held by Mr. Levy; (v) 900,000 shares of Common Stock are issuable upon the exercise of currently exercisable options held by Mr. Levy, and
          (vi) 218,750 shares of Common Stock are issuable upon the conversion of a convertible promissory note held by Mr. Levy.

     (b) Mr. Levy has sole dispositive and voting power over 21,053,656 shares of the Company's Common Stock. Mr. Levy has shared dispositive and voting power over 4,001,000 shares of the Company's Common Stock.

     (c) Since the most recent filing on Schedule 13D made by Mr. Levy on January 2, 2003 for a January 11, 2002 event, Mr. Levy has effected the following transactions involving the Company's Common Stock:

        (i) On February 21, 2003, Mr. Levy was granted an option to purchase 700,000 shares of the Company's Common Stock.

        (ii) On September 5, 2003, Mr. Levy received 723,313 shares of the Company's Common Stock upon his conversion of a convertible promissory note, including accrued interest.

        (iii) On September 15, 2003, a note issued to Mr. Levy which is convertible into 218,750 shares of the Company's Common Stock became convertible.

        (iv) On October 6, 2003, options to purchase 20,000 shares of the Company's Common Stock, which had been granted to Mr. Levy on October 6, 2002, became exercisable.

        (v) On December 31, 2003, a warrant held by Mr. Levy to purchase 200,000 shares of the Company's Common Stock expired unexercised.

        (vi) On March 31, 2004, a warrant to purchase 125,000 shares of the Company's Common Stock held by Hilcoast expired unexercised and a warrant held by Mr. Levy to purchase 187,500 shares of the Company's Common Stock expired unexercised.

        (vii) On April 20, 2004, Mr. Levy received an irrevocable proxy (the "Proxy") from Bernard Marden, with respect to 21,636,039 shares of the Company's Common Stock (13.1%), and Barry S. Halperin, with respect to 53,149,392 shares of the Company's Common Stock (32.2%). The Proxy, which expires on July 31, 2004, gives Mr. Levy the right to vote the shares of the Company's Common Stock beneficially owned by Messrs. Marden and Halperin for the following proposal:

               1. Approval of the issuance of shares of the Company's capital stock in the event that the Company completes certain transactions, on such terms and conditions as may be approved by the Company's Board of Directors.


               In the event that the above proposal is presented to the Company's Board of Directors for approval prior to July 31, 2004, and approved by the Board, Mr. Levy intends to vote the shares he beneficially owns, and all of the shares subject to the Proxy, in favor of such proposal.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, except as described above with respect to the Proxy.

Item 7. Material to be Filed as Exhibits

None.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:     April 23, 2004


                                                  /s/ H. Irwin Levy
                                                   H. Irwin Levy